September 10, 2025

Faraz Ali
Chief Executive Officer
Tenaya Therapeutics, Inc.
171 Oyster Point Boulevard, Suite 500
South San Francisco, CA 94080

       Re: Tenaya Therapeutics, Inc.
           Form 10-K for the Year Ended December 31, 2024
           File No. 001-40656
Dear Faraz Ali:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Jennifer Drimmer, J.D.